UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Vontier Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

928881101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928881101

1.	NAME OF REPORTING PERSON Fortive Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 34,507,410
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,507,410
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[2]
12.	TYPE OF REPORTING PERSON CO

1

On October 9, 2020, Fortive Corporation (the “Reporting Person”) completed the spin-off of Vontier Corporation (the “Issuer”) through the distribution of approximately 80.1% of the issued and outstanding shares of the Issuer’s common stock to the Reporting Person’s stockholders. Pursuant to a Stockholder’s and Registration Rights Agreement, dated as of October 8, 2020, by and between the Reporting Person and the Issuer, the Reporting Person granted to the Issuer an irrevocable proxy to vote, with respect to any matter, all of the shares of the Issuer’s common stock owned by the Reporting Person in proportion to the votes cast by the Issuer’s other stockholders on such matter. As a result, the Reporting Person does not exercise voting power over any of the shares of Issuer common stock it beneficially owns.

2

The percentage reported in this Schedule 13G is based upon 168,497,098 shares of common stock outstanding as of December 31, 2020 (according to the prospectus supplement filed by the Issuer pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on January 14, 2021). Please see the “Explanatory Note” in Item 4 for additional information regarding the Reporting Person’s holdings subsequent to December 31, 2020.

Item 1.

(a)	Name of Issuer:

Vontier Corporation

(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices is:

Vontier Corporation

5420 Wade Park Boulevard

Suite 206

Raleigh, NC 27607

Item 2.

(a)	Name of Person Filing:

Fortive Corporation

(b)	Address of Principal Business Office:

The address of the Reporting Person’s principal business office is:

Fortive Corporation

6920 Seaway Blvd

Everett, WA 98203

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

928881101

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

Explanatory Note: Prior to October 9, 2020, the Issuer was a wholly owned subsidiary of the Reporting Person. On October 9, 2020, the Reporting Person completed the spin-off of the Issuer through the distribution of approximately 80.1% of the issued and outstanding shares of the Issuer’s common stock to the Reporting Person’s stockholders (the “Distribution”). The Reporting Person held 33,507,410 shares of the Issuer’s common stock immediately after the Distribution and as of December 31, 2020.

Subsequent to the Distribution, and after the date reported on the cover page of this Schedule 13G, the Reporting Person, pursuant to a Debt-for-Equity Exchange Agreement, dated as of January 13, 2021, by and between the Reporting Person, the Issuer and Goldman Sachs & Co. LLC (the “Investment Entity”), transferred 33,507,410 shares of the Issuer’s common stock and a cash payment to the Investment Entity in exchange for certain indebtedness of the Reporting Person then owned by the Investment Entity (the “Exchange”), with the amount of such cash payment equal to the accrued interest under such indebtedness as of the Exchange. Following the completion of the Exchange, the Reporting Person no longer owned any shares of the Issuer’s common stock.

(a)	Amount beneficially owned: See Item 9 of the cover page and the explanatory note above.

(b)	Percent of class: See Item 11 of the cover page and the explanatory note above.

(c)	(i) Sole power to vote or direct the vote:

See Item 5 of the cover page and the explanatory note above.

(ii)	Shared power to vote or direct the vote:

See Item 6 of the cover page and the explanatory note above.

(iii)	Sole power to dispose or direct the disposition:

See Item 7 of the cover page and the explanatory note above.

(iv)	Shared power to dispose or direct the disposition:

See Item 8 of the cover page and the explanatory note above.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
Name:	Daniel B. Kim
Title:	Vice President, Associate General Counsel and Secretary